Clean Vision Corporation

2711 N. Sepulveda Blvd. #1051

Manhattan Beach, CA 90266-2725

June 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Joe McCann

Re:	Clean Vision Corporation
Amendment No. 1 to Offering Statement on Form 1-A
Filed May 12, 2021
File No. 024-11501

Ladies and Gentlemen:

By letter dated June 2, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clean Vision Corporation (the “Company”) with comments on the Company’s Amendment No. 1 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	We note your revisions and response to prior comment 5 and reissue. The offering, as amended, does not comply with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. In this regard, Rule 253(b)(2)(ii) of Regulation A provides that the upper end of your price range “must be used in determining the aggregate offering price under Rule 251(a).” Based on the upper end of your price range ($.08) and the maximum number of shares you are offering in this amendment (375 million), the aggregate offering price for this offering would be $30 million. In addition, we note that your response to prior comment 2 indicates that the maximum number of shares offered, if you price the offering at the high end of your range, would be 93,750,000 shares yet your filing still states that you are offering a maximum of 375,000,000 shares. As was noted in prior comment 2, Rule 253(b)(4) does not permit you to include a range of shares as a means to satisfy the “volume of securities to be offered” disclosure requirement. Accordingly, please revise the offering and disclosure accordingly.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Joe McCann

COMPANY’S RESPONSE

Based on our counsel’s discussion with a member of the Staff, we have indicated throughout the filing that we are offering 93,750,000 shares. As further discussed, the Form 1A clearly indicates that the offering will not exceed $7,500,000 so we have not made any change to the price range.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clean Vision Corporation

/s/ Dan Bates
By Dan Bates,
Chief Executive Officer

cc:         David L. Ficksman